Exhibit 99.77(d)

ITEM 77D - Policies with respect to security investments

1.	On March 18, 2016, the Board of Trustees (“Board”) of Voya Global Value Advantage Fund approved a change with respect to the Fund’s name principal investment strategies.

Beginning on May 1, 2016, the Fund’s name was changed to Voya Global Equity Fund and the Fund’s Prospectus was revised as follows:

The first paragraph in the section entitled “Principal Investment Strategies” of the Fund’s Prospectus is hereby deleted and replaced with the following:

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowing for investment purposes) in a portfolio of equity securities. The Fund will provide 60 days’ prior notice of any change to this investment policy. The Fund invests primarily in the equity securities of companies located in a number of different countries, one of which may be the United States. Equity securities include common and preferred stocks, warrants, and convertible securities. The Fund may invest without limit in countries with developing or emerging markets. The Fund does not limit its investments to companies in any particular market capitalization range.